

January 14, 2022

John G. Grdina
President and Chief Executive Officer
Adamas One Corp.
411 University Ridge, Suite 110
Greenville, South Carolina 29601

      Re: Adamas One Corp.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 23, 2021
          CIK No. 0001884072

Dear Mr. Grdina:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2021

Prospectus Summary, page 1

1.   We note your response to prior comment 4. Please discuss in greater detail the reference to "takes some time to ramp up" your operations.

2.   We note your revisions in response to prior comment 8. Please disclose here all payments to affiliates that will be made from the proceeds of this offering and explain the reasons for such payments, in light of your disclosed need for further financing.

Loss of key members of management or our inability to attract and retain qualified personnel could adversely affect our business, page 17

3.   We note your response to prior comment 11. Please revise to present as a separate risk factor the risk disclosed in the first paragraph on page 18. Also, discuss in greater detail the "certain instances." In addition, revise to clarify when and which companies were required to terminate their registration status pursuant to the filing of a Form 15 or had their securities registration revoked by the SEC pursuant to Section 12(j) of the Exchange Act and, in each instance, identify which of your officers and directors were affiliated with that entity.

The former stockholders of Scio may bring action for possible omissions from Scio's proxy statement, page 25

4.   We note your response to prior comment 1. Please clarify the reference to "possible omissions" mentioned in this risk factor, such as any financial information that was required to be included. In light of that, clarify how you concluded the claims are "likely without merit." In addition, revise the disclosure on page 7 to include a bullet point to highlight the risk mentioned on page 25. Finally, please also address the potential risk related to actions brought by the Commission.

Certain Relationships and Related Party Transactions, page 77

5.   Please expand your revisions in response to prior comment 15 to disclose the amount of each note to be repaid with the proceeds of this offering. Also disclose the amount to be paid to each executive officer as salary, as indicated on page 40.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Raymond A. Lee, Esq.